Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queen’s Road Central

Hong Kong

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States

as representatives of the underwriters

VIA EDGAR

October 9, 2020

Mr. Daniel Morris

Ms. Lilyanna Peyser

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MINISO Group Holding Limited (the “Company”) Registration Statement on Form F-1, as amended (File No. 333-248991) Registration Statement on Form 8-A (File No. 001-39601)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on October 14, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 8, 2020 and the date hereof, copies of the Company’s preliminary prospectus dated October 7, 2020 were distributed as follows:

More than 2,510 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.

BofA Securities, Inc.

as representatives of the underwriters

Goldman Sachs (Asia) L.L.C.

By:	/s/ Wei Cai
Name:	Wei Cai
Title:	Managing Director

[Signature page to Acceleration Request]

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	AUTHORIZED SIGNATORY

[Signature page to Acceleration Request]